Exhibit A


                              Stelphi Holding Inc.
                                 2A Areos Street
                                Vouliagmeni 16671
                                  Athens Greece

                                                             April 9th, 2002

Jefferies & Company, Inc.
Lazard Freres & Co. LLC
As Representatives of the Several Underwriters
  c/o Jefferies & Company, Inc.
    11100 Santa Monica Boulevard
      Los Angeles, CA  90025

Dear Sirs:

               As an inducement to the  Underwriters to execute the underwriting agreement among Stelmar Shipping Ltd., Jefferies & Company, Inc. and Lazard Freres & Co. LLC (the "Underwriting Agreement"), pursuant to which an offering will be made that is intended to result in an orderly market for Common Stock (the "Securities") of Stelmar Shipping Ltd. (the "Company"), the undersigned hereby agrees that from the date hereof and until 180 days after the public offering date set forth on the final prospectus used to sell the Securities (the "Public Offering Date") pursuant to the Underwriting Agreement, the undersigned will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Securities or securities convertible into or exchangeable or exercisable for any shares of Securities, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Securities, whether any such aforementioned transaction is to be settled by delivery of the Securities or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction,swap, hedge or other arrangement, without, in each case, the prior written consent of Jefferies & Company, Inc. In addition, the undersigned agrees that, without the prior written consent of Jefferies & Company, Inc., it will not, during the period commencing on the date hereof and ending 180 days after the Public Offering Date, make any demand for or exercise any right with respect to, the registration of any Securities or any security convertible into or exercisable or exchangeable for the Securities.

               Any Securities received upon exercise of options granted to the undersigned will also be subject to this Agreement. Any transaction relating to Securities or Securities acquired by the undersigned in the open market will not be subject to this Agreement. A transfer of Securities to a family member, corporation or partnership (if the transferee and the undersigned are affiliates) or trust may be made, provided the transferee agrees to be bound in writing by the terms of this Agreement.

               In furtherance of the foregoing, the Company and its transfer agent and registrar are hereby authorized to decline to make any transfer of shares of Securities if such transfer would constitute a violation or breach of this Agreement.

               This Agreement shall be binding on the undersigned and the successors, heirs, personal representatives and assigns of the undersigned. This Agreement shall lapse and become null and void if the Public Offering Date shall not have occurred on or before July 31, 2002.





                                            Very truly yours,


                                            /s/ George Karageorgiou
                                            -----------------------------
                                            Name:  George Karageorgiou
                                            Title:  Director


99999.0010 #341272